Exhibit 99.9

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of TransAlta Corporation (the “Company”) on Form 40-F for the year ended December 31, 2024, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Joel Hunter, Executive Vice President, Finance and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and
2.The information contained in the Report fairly presents, in all materials respects, the financial condition and result of operations of the Company.

/s/ Joel Hunter
Joel Hunter
Executive Vice President, Finance and Chief Financial Officer

Dated: February 19, 2025

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C § 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.